Exhibit 99.54

NexTech Closes on 566,000 Units Of Management Led Round

New York, NY - Toronto, ON – June 14, 2019 – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) a technology and emerging commercial growth company focused on bringing augmented reality (“AR”) to the masses through its web- enabled AR platform for eCommerce, is pleased to announce the closing of the first tranche of its previously announced private placement (the “Offering”) for gross proceeds totaling $339,600 comprised of 566,000 units (the “Units”) at a price of $0.60 per Unit. The Company plans to use the net proceeds of the offering to hire additional sales people, pursue M&A opportunities, and for general working capital purposes.

●	Evan Gappelberg- Nextech AR Solutions CEO subscribed for 350,000 units
●	Reuben Tozman- Nextech AR Solutions COO subscribes for 50,000 units

As insiders of NexTech participated in this Offering, it is deemed to be a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). NexTech is relying on the exemptions from the formal valuation and minority approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61- 101, on the basis that the fair market value of the transaction does not exceed 25% of NexTech’s market capitalization.

Advisory Board members were issued options that vest over three years at an exercise price of $0.65 CDN.

●	Scott Starr was issued 60,000 options
●	Mike Boland was issued 100,000 options

As compensation for the Infinite Pet Acquisition the introducing broker agrees to accept $50,000.00 USD of commission as 100,000 shares of stock in NexTech AR Solutions.

All securities issued are subject to a four-month hold period from the date of issuance. The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of- the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank

Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “plans” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the use of proceeds of the Offering and the filing of a material change report are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward- looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.